UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25
 NOTIFICATION OF LATE FILING

(Check One):   |X| Form 10-K and Form 10-KSB   |_| Form 11-K    |_| Form 20-F
|_| Form 10-Q and Form 10-QSB    |_| Form N-SAR

For Period Ended: March 31, 2008

 |_|  Transition Report on Form 10-K

 |_|  Transition Report on Form 20-F

 |_|  Transition Report on Form 11-K

|_|  Transition Report on Form 10-Q

|_|  Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

IElement Corporation
(Exact Name of Registrant as Specified in Its Charter)

Nevada	000-29331	76-0270295
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File number)	Identification No.)

P.O. Box 279, Lyndeborough, New Hampshire,	03082
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (603) 654-2488

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; |X|

(b)  The subject annual report,  semi-annual report, transition report on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will be filed  on or  before  the  15th  calendar  day  following  the  prescribed  due  date;  or  the  subject   quarterly   report  or transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date; and |X|

 (c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

              State below in reasonable detail why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As a result of unexpected delays in generating the data necessary to finalize the financial statements and accompanying notes of the Registrant's Form 10-K the report on Form 10-K could not be timely filed without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

SUSAN PURSEL	(603) 654-2488
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
 |X| Yes  |_| No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
  |_| Yes  |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2008	IELEMENT CORPORATION
By: /s/Susan Pursel
Name: Susan Pursel
Title: Chief Executive Officer